UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. __)*

Under the Securities Exchange Act of 1934

 Fidelity National Information Services, Inc.

(Name of Issuer)

 Common Stock, par value $0.01 per share

(Titles of Class of Securities)

31620M106

(CUSIP Number)

 November 30, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 31620M106		13G
1		NAME OF REPORTING PERSON TPG Group Holdings (SBS) Advisors, Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 4,108,544*
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 4,108,544*
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,108,544*
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.3% (1)
12		TYPE OF REPORTING PERSON* CO

*Represents shares owned as of December 10, 2015.

(1) The calculation assumes that there are a total of 323,997,657 shares of Common Stock of Fidelity National Information Services, Inc. (the “Issuer”) outstanding, which is the sum of (i) the 282,153,638 shares of Common Stock outstanding as of October 31, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “Commission”) on November 5, 2015, and (ii) the 41,844,019 shares of Common Stock issued on November 30, 2015 in connection with the completion by the Issuer of the acquisition of SunGard and its subsidiaries (“SunGard”).

1

CUSIP No. 31620M106		13G
1		NAME OF REPORTING PERSON TPG Advisors IV, Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 4,108,544*
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 4,108,544*
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,108,544*
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.3% (2)
12		TYPE OF REPORTING PERSON* CO

*Represents shares owned as of December 10, 2015.

(2) The calculation assumes that there are a total of 323,997,657 shares of Common Stock of the Issuer outstanding, which is the sum of (i) the 282,153,638 shares of Common Stock outstanding as of October 31, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 5, 2015, and (ii) the 41,844,019 shares of Common Stock issued on November 30, 2015 in connection with the completion by the Issuer of the acquisition of SunGard.

2

CUSIP No. 31620M106		13G
1		NAME OF REPORTING PERSON TPG Advisors III, Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 4,108,544*
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 4,108,544*
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,108,544*
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.3% (3)
12		TYPE OF REPORTING PERSON* CO

*Represents shares owned as of December 10, 2015.

(3) The calculation assumes that there are a total of 323,997,657 shares of Common Stock of the Issuer outstanding, which is the sum of (i) the 282,153,638 shares of Common Stock outstanding as of October 31, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 5, 2015, and (ii) the 41,844,019 shares of Common Stock issued on November 30, 2015 in connection with the completion by the Issuer of the acquisition of SunGard.

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CUSIP No. 31620M106		13G
1		NAME OF REPORTING PERSON T3 Advisors II, Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 4,108,544*
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 4,108,544*
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,108,544*
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.3% (4)
12		TYPE OF REPORTING PERSON* CO

*Represents shares owned as of December 10, 2015.

(4) The calculation assumes that there are a total of 323,997,657 shares of Common Stock of the Issuer outstanding, which is the sum of (i) the 282,153,638 shares of Common Stock outstanding as of October 31, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 5, 2015, and (ii) the 41,844,019 shares of Common Stock issued on November 30, 2015 in connection with the completion by the Issuer of the acquisition of SunGard.

4

CUSIP No. 31620M106		13G
1		NAME OF REPORTING PERSON David Bonderman
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 4,108,544*
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 4,108,544*
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,108,544*
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.3% (5)
12		TYPE OF REPORTING PERSON* IN

*Represents shares owned as of December 10, 2015.

(5) The calculation assumes that there are a total of 323,997,657 shares of Common Stock of the Issuer outstanding, which is the sum of (i) the 282,153,638 shares of Common Stock outstanding as of October 31, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 5, 2015, and (ii) the 41,844,019 shares of Common Stock issued on November 30, 2015 in connection with the completion by the Issuer of the acquisition of SunGard.

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CUSIP No. 31620M106		13G
1		NAME OF REPORTING PERSON James G. Coulter
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 4,108,544*
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 4,108,544*
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,108,544*
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.3% (6)
12		TYPE OF REPORTING PERSON* IN

*Represents shares owned as of December 10, 2015.

(6) The calculation assumes that there are a total of 323,997,657 shares of Common Stock of the Issuer outstanding, which is the sum of (i) the 282,153,638 shares of Common Stock outstanding as of October 31, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 5, 2015, and (ii) the 41,844,019 shares of Common Stock issued on November 30, 2015 in connection with the completion by the Issuer of the acquisition of SunGard.

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Item 1(a). Name of Issuer:

Fidelity National Information Services, Inc.

Item 1(b). Address of Issuer’s Principal Executive Offices:

601 Riverside Avenue

Jacksonville, Florida 32204

Item 2(a). Name of Person Filing:

This Schedule 13G is being filed jointly by TPG Group Holdings (SBS) Advisors, Inc., a Delaware corporation (“Group Advisors”), TPG Advisors IV, Inc., a Delaware corporation (“Advisors IV”), TPG Advisors III, Inc., a Delaware corporation (“Advisors III”), T3 Advisors II, Inc., a Delaware corporation (“T3 Advisors II”), David Bonderman and James G. Coulter (each, a “Reporting Person” and, together, the “Reporting Persons”), pursuant to an Agreement of Joint Filing, a copy of which is filed with this Schedule 13G as Exhibit 1, in accordance with Rule 13d-1(k)(1) under the Act.

Group Advisors is the general partner of TPG Group Holdings (SBS), L.P., a Delaware limited partnership, which is the sole member of TPG Holdings I-A, LLC, a Delaware limited liability company, which is the general partner of TPG Holdings I, L.P., a Delaware limited partnership, which is the sole member of TPG GenPar IV Advisors, LLC, a Delaware limited liability company, which is the general partner of TPG GenPar IV, L.P., a Delaware limited partnership, which is the general partner of TPG Partners IV, L.P., a Delaware limited partnership (“TPG Partners IV”), which directly holds 2,445,798 shares of Common Stock. TPG Advisors IV is the managing member of TPG Solar Co-Invest, LLC, a Delaware limited liability company (“Solar Co-Invest”), which directly holds 702,735 shares of Common Stock. Advisors III is the general partner of TPG GenPar III, L.P., a Delaware limited partnership, which is the general partner of TPG Partners III, L.P., a Delaware limited partnership, which is the managing member of TPG Solar III, LLC, a Delaware limited liability company (“Solar III”), which directly holds 638,589 shares of Common Stock. T3 Advisors II is the general partner of T3 GenPar II, L.P., a Delaware limited partnership, which is the general partner of each of (i) T3 Partners II, L.P., a Delaware limited partnership (“T3 Partners II”), which directly holds 276,977 shares of Common Stock, and (ii) T3 Parallel II, L.P., a Delaware limited partnership (“T3 Parallel II” and, together with TPG Partners IV, Solar Co-Invest, Solar III and T3 Partners II, the “TPG Funds”), which directly holds 44,445 shares of Common Stock.

David Bonderman and James G. Coulter are officers and sole shareholders of each of Group Advisors, Advisors IV, Advisors III and T3 Advisors II and may therefore be deemed to be the beneficial owners of the shares of Common Stock held by the TPG Funds. Messrs. Bonderman and Coulter disclaim beneficial ownership of such shares of Common Stock except to the extent of their pecuniary interest therein.

Item 2(b). Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is as follows:

c/o TPG Global, LLC

301 Commerce Street, Suite 3300

Fort Worth, Texas 76102

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Item 2(c). Citizenship:

See response to Item 4 of each of the cover pages.

Item 2(d). Titles of Classes of Securities:

Common Stock, par value $0.01 per share (“Common Stock”)

Item 2(e). CUSIP Number:

31620M106

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a(n):

(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐ Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐ Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐ Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐ Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (13 U.S.C. 1813).

(i)	☐ Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3).
(j)	☐ Non-U.S. institution in accordance with §240. 13d-1(b)(1)(ii)(J).

(k)	☐ Group in accordance with §240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with §240. 13d-1(b)(1)(ii)(J), please specify the type of institution: ______________

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Item 4. Ownership

(a)	Amount beneficially owned:

See responses to Item 9 on each cover page.

(b)	Percent of Class:

See responses to Item 11 on each cover page.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

(ii)	Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

    Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

    See response to Item 2(a) above.

Item 8.  Identification and Classification of Members of the Group.

The TPG Funds have entered into a coordination agreement, dated as of November 30, 2015 (the “Coordination Agreement”), with certain other private equity funds affiliated with Bain Capital, The Blackstone Group, Kohlberg Kravis Roberts & Co. L.P., Providence Equity Partners and Silver Lake Partners (the “Holders”) of shares of Common Stock that contains certain provisions relating to coordination of the transfer of Common Stock by the parties thereto.

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Because of the relationship between the TPG Funds and the Holders as a result of the Coordination Agreement, the Reporting Persons and the Holders may be deemed to constitute a “group” for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As of the date of this filing, based in part on information provided by the Issuer and such other Holders, such a “group” would be deemed to beneficially own an aggregate of 23,010,722 shares of Common Stock, or 7.1% of the Common Stock (assuming a total of 323,997,657shares of Common Stock of the Issuer outstanding, which is the sum of (i) the 282,153,638 shares of Common Stock outstanding as of October 31, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 5, 2015, and (ii) the 41,844,019 shares of Common Stock issued on November 30, 2015 in connection with the completion by the Issuer of the acquisition of SunGard). This filing shall not be deemed an admission that any of such persons constitute a “group” for purposes of Section 13(d) of the Exchange Act and each Reporting Person and each TPG Fund disclaims beneficial ownership of the shares of Common Stock held by the Holders.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certification.

By signing below each of the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 10, 2015

TPG Group Holdings (SBS) Advisors, Inc.

By: /s/ Clive Bode

Name: Clive Bode

Title: Vice President

TPG Advisors IV, Inc.

By: /s/ Clive Bode

Name: Clive Bode

Title: Vice President

TPG Advisors III, Inc.

By: /s/ Clive Bode

Name: Clive Bode

Title: Vice President

T3 Advisors II, Inc.

By: /s/ Clive Bode

Name: Clive Bode

Title: Vice President

David Bonderman

By: /s/ Clive Bode

Name: Clive Bode, on behalf of David Bonderman (7)

James G. Coulter

By: /s/ Clive Bode

Name: Clive Bode, on behalf of James G. Coulter (8)

 _______________

(7) Clive Bode is signing on behalf of Mr. Bonderman pursuant to an authorization and designation letter dated June 19, 2015, which was previously filed with the Commission as an exhibit to an amendment to Schedule 13D filed by Mr. Bonderman on June 22, 2015 (SEC File No. 005-87680).

(8) Clive Bode is signing on behalf of Mr. Coulter pursuant to an authorization and designation letter dated June 19, 2015, which was previously filed with the Commission as an exhibit to an amendment to Schedule 13D filed by Mr. Coulter on June 22, 2015 (SEC File No. 005-87680).

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Exhibit Index

Exhibit 1	Agreement of Joint Filing as required by Rule 13d-1(k)(1) under the Act.

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